SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

CNPJ/MF No. 42.150.391/0001-70

A Publicly-Held Company

RELEVANT FACT

Braskem S.A. (“Braskem”), in compliance with the provisions in article 157, paragraph 4, of Law No. 6,404/76 (“Corporation Law”) and pursuant to and for purposes of CVM Rulings No. 319/99 and No. 358/02, hereby informs its shareholders and the general market that its Board of Directors approved, on November 5, 2014, the call of the Extraordinary General Meeting, to be held at a date and time to be defined and communicated in due course, upon publication of the respective Call Notice pursuant to law, in order to resolve upon the merger of its subsidiary Braskem Qpar S.A. (“Braskem Qpar”) into Braskem (“Merger”).

The Merger is part of the corporate reorganization strategy of Braskem Qpar and Braskem, and aims at simplifying the current corporate structure of the companies, allowing for a reduction in financial and operational costs. Moreover, the proposed Merger seeks the consolidation of the activities of Braskem Qpar by Braskem, which will succeed the former on a universal basis, in all of its assets, rights and obligations, pursuant to the provisions in article 227 of the Corporation Law.

Braskem Qpar, the current name of Quattor Participações S.A., is a closely-held company, the shares of which are, on the date hereof, fully held by Braskem, for which reason no increase will be made to the share capital of Braskem as a result of the Merger, and no issue of shares of Braskem will be made as replacement of the shares of Braskem Qpar. All five hundred and forty-one million, four hundred and eighty-four thousand, seven hundred and sixty-one (541,484,761) common shares issued by Braskem Qpar and held by Braskem shall be cancelled, pursuant to paragraph 1 of article 226 of the Corporation Law. Considering, further, that Braskem is the sole shareholder of Braskem Qpar and that, in order to approve the Merger, its favorable vote will be necessary, no right to withdraw will be contemplated as a result of the Merger.

With due regard to articles 8 and 227 of the Corporation Law, specialized company Brand Serviços de Contabilidade Sociedade Simples Ltda., established in the city of Salvador, State of Bahia, at Rua Dr. José Peroba, 149, sala 301, Edifício Centro Empresarial Eldorado, CEP 41770-235, registered in the Regional Accounting Council of the State of Bahia under No. CRC BA005188/O, CNPJ 08.928.364/0001-48 (“Brand”), the indication and appointment of which shall be ratified by the General Meeting of Braskem, has been hired to perform the accounting appraisal of the net equity of Braskem Qpar, based on its Financial Statements as of September 30, 2014 (“Base Date”), for purposes of the Merger (“Appraisal Report”).

According to the appraisal made, the book value of the net equity of Braskem Qpar, which shall be merged by Braskem is six billion, seventeen million, three hundred and fifty-five thousand, three hundred and seventy-three Reais and thirty-six centavos (R$ 6.017.355.373,36). The equity variations of Braskem Qpar verified after September 30, 2014 shall integrate the assets and liabilities to be taken over by Braskem.

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Brand declared that (i) there are no current or potential conflicts or pooling of interests, with the shareholders of the Companies involved in the Merger, or even with regard to the Merger itself; and (ii) no shareholders or managers of the Companies involved in the Merger have directed, limited, hindered or practiced any acts that have or may have compromised the access, use or knowledge of the information, assets, documents or working methodologies which are relevant for the quality of its conclusions.

It is estimated that the costs corresponding to the Merger transaction to which this Relevant Fact refers are approximately of one hundred thousand Reais (R$ 100,000.00), which include expenses with publications, valuation expert and attorneys.

Bearing in mind the inexistence of minority shareholders in Braskem Qpar and the various CVM precedents in this respect, Braskem presented a consultation to the CVM, requesting the waiver of the application of article 12 of CVM Ruling No. 319/99 and compliance with the provisions in article 264 of the Corporation Law, regarding which the CVM expressed to be favorable.

The Merger will be communicated to BM&FBOVESPA, to the Securities Commission [Comissão de Valores Mobiliários – CVM], the U.S. Securities and Exchange Commission – SEC, the NYSE – New York Stock Exchange, and the Market for Latin American Securities of the Madrid Stock Exchange – Latibex. In view of the characteristics of this case, the Merger does not need to be submitted for approval of the Administrative Council for Economic Defense.

All documents mentioned in this Relevant Fact related to the Merger, including the Protocol and Justification and the Appraisal Report prepared by Brand, as well as the other information required by CVM Ruling 481, shall be made available to the shareholders of Braskem as of the date of publication of the call notice of the Extraordinary General Meeting of Braskem, and may be consulted at Braskem’s principal place of business and website (www.braskem-ri.com.br), and at the principal places of business and website of the Securities Commission – CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br).

São Paulo, November 5, 2014

__________________________________

Braskem S.A.

Mario Augusto da Silva

Financial and Investor Relations Officer

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2014
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.